LEADING BRANDS, INC.
(the "Company")

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Tuesday, July 27, 2004. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Information Circular dated June 23, 2004.

The matters voted upon at the Meeting and the results of the voting were as follows:

Outcome Of Vote
1. Elect as Director, Ralph D. McRae	Passed
2. Elect as Director, Jonathan Merriman	Passed
3. Appointment of BDO Dunwoody LLP as auditors of the Company	Passed
4. Authorize the Directors to fix the Auditors' remuneration	Passed
5. Approve the continuation of the right of the Directors to grant incentive stock options to purchase up to, but not exceeding 500,000 additional common shares	Passed

Dated this 28th day of July, 2004

LEADING BRANDS, INC.

Per: "Marilyn Kerzner"
Director of Corporate Affairs